Mail Stop 6010								December 15,
2005

James Arabia
Chief Executive Officer
Naturewell Incorporated
110 West "C" Street
13th Floor
San Diego, CA 92101
Fax: (619) 234-0200

Re:	Naturewell, Incorporated, File No. 0-26108
Preliminary Proxy Statement on Schedule 14C, filed November 18,
2005

Dear Mr. Arabia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C
General

1. In your response letter, please restate our comment and then provide your response below the restated comment. Please also identify the location of revisions in response to our comments so that we can understand your revisions in their proper context.

2. In several instances throughout the filing, you have referred to
Mr. Arabia as "The Executive." In this case, use of a defined term is not warranted. Please refer to individuals by their name.

3. Please acknowledge that in addition to incorporating documents by reference, you will also deliver the incorporated documents with the information statement when it is mailed. Please include a representation to this effect in the information statement.

Introduction

4. The introduction should be substantially revised to clarify the purpose and the effect of the transactions described in the introduction. These revisions should describe the adverse effects that may occur to the shareholders as a result of the transactions.

5. Please clarify that the Series A common stock will have voting rights for all matters presented to corporate shareholders for vote.

6. In each place where you reference the deletion of text in the amendment, you should disclose the exact text that will be deleted, along with the text of the amendment.

The First Amendment

7. You should add disclosure to this section that prominently highlights the fact that the interests of Mr. Arabia may differ from the interests of the other shareholders. For example, it appears that the transactions contemplated in the information statement will provide Mr. Arabia with a much larger ownership position in the company and dilute the other shareholders. You should disclose this fact and describe the percentage of votes controlled by Mr. Arabia prior to the transactions contemplated in the filing and the percentage that he will control after these transactions are consummated.

8. Please disclose the facts and circumstances that the board of directors considered when it approved the original issuance of preferred stock and the various convertible notes issued to the various noteholders. Discuss the consideration given by the board to the adverse effects of these transactions on the company`s shareholders.

9. Furthermore, the company should explain the rationale for converting the promissory notes into shares that have voting power that is ten times the voting the power of other shares.

The Second Amendment

10. You have indicated that the company may need to issue stock in pursuit of a variety of corporate purposes. Please disclose whether the company has any current plans to issue any unauthorized shares.
If so, describe the plans with specificity.

11. In "Reasons for Second Amendment," you should name the holders of the convertible securities rather than referring to holders generically. Also, you should name the holders of senior debt with whom you have contracted to increase the number of authorized shares.

12. In romanette (iii) of "Reasons for Second Amendment," if it is your intention to say that one reason for the Second Amendment is to provide Mr. Arabia with the power required to authorize additional shares, you should clarify this point explicitly.

13. In romanette (iii) of "Reasons for Second Amendment," you have referenced the terms and acknowledgements contained in the Letter
Agreement. You should specify the terms and acknowledgements explicitly, rather than simply referring to them.

Outstanding and Issuable Securites and Voting Rights

14. You should disclose the name of each holder of securities described in this section.

15. With regard to the unsecured convertible notes, disclose the interest rate, the term, and any other material term of the notes.

16. Please disclose how the conversion price was reached (and the date it was reached) for the preferred stock and the convertible notes. For each date listed, also disclose the market price for the common stock on that date.

Security Ownership of Certain Beneficial Owners and Management

17. Please revise your beneficial ownership table so that it reflects the combined voting power of the common stock and all convertible securities that have the right to vote along with the common as a single class.

Interests of certain persons...

18. As noted in the comment above, rather than simply referring to a significant expansion of Mr. Arabia`s ownership percentage, the percentage of shares and voting power held by him before and after the transactions should be disclosed.

19. Please identify each director`s holdings of common stock and any securities convertible into common stock and the number of shares and votes that each director would have on an as-converted basis.






Form 10-QSB for the period ending September 30, 2005
General

20. With regard to the following comments, in addition to making changes to the 10-QSB, please also make revisions to the Form 10-
KSB
for the period ending June 30, 2005, but only to the extent applicable when the 10-KSB was filed.

Risk Factors

21. In each risk factor you disclose, please make sure that you properly describe the risk posed. As one example only, in "Possible
Volatility of Stock Price...," you refer to your thinly traded market and stock price volatility. Please disclose the risk associated with thin trading and volatility. You should review all your risk factors to ensure that risks are properly disclosed.

22. Information in the risk factor should be presented as of the most
recent date.  As one example only, in "Limited Operating History,"
you reference your accumulated deficit as of March 30, 2005.   As
you
have included financial statements for the quarter ended September 30, the accumulated deficit figure should also be as of this date. Please review the filing to ensure that all information is as up to date as possible.

23. In addition, make sure that the risk factors reflect risks actually posed to the company. For example, you have included a risk factor relating to inflation. Please consider whether inflation poses a material risk to the company. In addition, as noted in the comment above, if you decide to retain this risk factor, you should explain the risk posed by inflation.

24. Please make sure that all material risk factors are disclosed in the risk factors section. For example, we note your reference to negotiating agreements with past due creditors, the company`s outstanding notes, your going concern opinion and other issues that appear material enough to warrant separate risk factors. Please revise your risk factors to describe all material risks.

Competition in the Industry

25. You should expand this disclosure significantly. Instead of referring to competitors generically, you should name your primary competitors explicitly and disclose all material advantages of those competitors, both at the company level and the product level. For example, if any competing products possess greater market share, broader acceptance, greater efficacy or any other material advantage, you should disclose those advantages in this section.




Recent Sales of Securities

26. In this section, you have answered "none." However, the issuance of 75 Series C Preferred Shares appears to be a sale of securities that should be disclosed in this section.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please contact Zafar Hasan, Attorney-Advisor, at (202) 551-3653, or me at (202) 551-3678 with any comments or questions regarding this comment letter.

								Sincerely,





								Jeffrey P. Riedler
								Assistant Director

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